SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended August, 2012

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
     ---------------               ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
      ---------------           ----------------

press release

15.00 CST, 10 August, 2012

BP TO SELL TEXAS MIDSTREAM GAS ASSETS

BP America Production Company announced today that it has agreed to sell its Sunray and Hemphill gas processing plants in Texas, together with their associated gas gathering system, to Eagle Rock Energy Partners for $227.5 million in cash.

The Sunray plant, in Moore County, and the Hemphill plant, in Hemphill County, have combined processing capacity of approximately 220 million cubic feet of gas a day (mmcf/d) and an associated gathering system of around 2,500 miles of pipelines.

BP believes these assets, which serve BP's natural gas production in the Texas Panhandle region, will be more strategically valuable to a company that specializes in midstream oil and gas operations. The agreement does not include BP's natural gas producing assets in the area.

The transaction is expected to close in the fourth quarter of 2012, subject to regulatory approvals and customary closing conditions.

BP's North America Gas business has a high quality portfolio of assets with a presence in seven of the leading gas basins in the US Lower 48 states. In 2011, BP produced over 1,800 mmcf/d natural gas in the US. BP's US onshore upstream operations are an integral part of its business, and the company continues to look at opportunities for growth over the long-term.

Notes to editors

•
BP's commitment to U.S. energy security is reflected in its natural gas business, North America Gas (NAG), which is the seventh-largest producer of natural gas in the United States, with a presence in seven of the leading U.S. gas basins.

•
BP has shale positions in the Woodford, Haynesville, Fayetteville, Eagle Ford and Utica. With a huge resource base and a deep expertise in unconventional gas, including shale, the NAG business provides both production and the ability to transfer technical knowledge to BP operations worldwide.

•
BP has invested more in the United States over the last five years than any other oil and gas company. With more than $52 billion in capital spending between 2007 and 2011, BP invests more in the U.S. than in any other country.

•	The company is the second-largest producer of oil and gas in the U.S., a major oil refiner and a leader in alternative energy sources including wind power and biofuels.
•	With 23,000 U.S. employees, BP supports nearly a quarter of a million domestic jobs through its business activities.
•	For more information, view our BP in America animation video at: http://www.youtube.com/ or visit www.bp.com.

Cautionary Statement

This release contains forward-looking statements, including statements with respect to the expected completion of BP's disposal of its Sunray and Hemphill gas processing plants in Texas, together with their associated gas gathering system; and other statements which are generally, but not always, identified by the use of words such as 'want', 'intended to', 'expected to', and similar expressions. Forward-looking statements involve risks and uncertainties because they depend on circumstances that will or may occur in the future. Actual results may differ depending on a variety of factors, including the actions of counterparties; regulatory actions; general economic conditions; and other factors discussed in this release and in BP's Annual Report and Form 20-F 2011 (SEC File No. 1-06262) as filed with the United States Securities and Exchange Commission.

Further media information:
Name: BP press office
Location: Houston
Phone: +1 281-366-4463
Email:uspress@bp.com

ENDS

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 13 August 2012

/s/ J. BERTELSEN
...............................
J. BERTELSEN
Deputy Company Secretary